Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 28, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Ltd. (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

This is to inform you that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company at its meeting held on July 27, 2022, has approved the following:

(1)	Grant of Stock Options to the eligible employees under the Employee Stock Options Schemes of the Company:

Sl. No.	Type of Option	Number of Options granted	Value	Exercise Price per share (Rs.)	ESOP Scheme
1	Indian Stock Options	*988	Fair Market Value	4,212.00	Dr. Reddy’s Employees Stock Option Scheme, 2018
		*1,316
		*2,568
2	American Depository Receipts (ADRs) Stock Options	^37,268	Face Value	5.00	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

*These options shall vest uniformly over 4 years

^These options will vest in 4 years, 50% at the end of 2nd year and 50% at the end of 4th year

(2)	Allotment of 7,426 equity shares of Rs. 5/- each of the Company, fully paid up, as per the following details:

a)	2,504 equity shares of Rs. 5/- each, pursuant to Dr. Reddy's Employees Stock Option Scheme, 2002.
b)	4,347 equity shares of Rs. 5/- each underlying 4,347 ADRs, pursuant to Dr. Reddy's Employees ADR Stock Option Scheme, 2007.
c)	575 equity shares underlying 575 ADRs at fair market value, pursuant to Dr. Reddy’s Employees ADR Stock Option Scheme, 2007

Further, please find enclosed the details as required under Regulation 10(c) of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K. Randhir Singh

K. Randhir Singh

Company Secretary and Compliance Officer

Encl: as above

Details under Regulation 10(c) of SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021

1	Company name and address of Registered Office: Dr. Reddy's Laboratories Limited 8-2-337, Road No.3, Banjara Hills, Hyderabad – 500034
2	Name of the Stock Exchanges on which the company’s shares are listed: BSE Limited National Stock Exchange of India Limited New York Stock Exchange Inc. (ADRs) NSE IFSC Limited (ADRs)
3

Filing date of the statement referred in Regulation 10(b) of the SEBI (Share Based Employee Benefits) Regulations, 2021 with Stock Exchange:

The Schemes were institutionalised under the erstwhile the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and appropriate details under Schedule V were filed. The Schemes complies with provisions of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

4	Filing Number, if any : NA
5	Title of the Scheme pursuant to which shares are issued, if any: Dr. Reddy’s Employees Stock Options Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Options Scheme, 2007
6	Kind of security to be listed: Equity Shares
7	Par value of the shares: Rs. 5/-
8	Date of issue of shares: July 27, 2022 (Date of allotment on exercise)
9	Number of shares issued: 7,426 equity shares
10	Share Certificate No., if applicable: NA
11	Distinctive number of the share, if applicable : 212843823 to 212851248
12	ISIN Number of the shares if issued in Demat : INE089A01023
13	Exercise price per share: (a) 6,851 equity shares exercised at Rs. 5/- per share (b) 575 equity shares exercised at Rs.2,814/- per share
14	Premium per share: (a) 6,851 equity shares-Nil (b) 575 equity shares exercised at 2,809/- per share
15	Total Issued shares after this issue : 166,448,644 (*)
16	Total Issued share capital after this issue : Rs. 832,243,220/-
17	Details of any lock-in on the shares : NA
18	Date of expiry of lock-in: NA
19	Whether shares identical in all respects to existing shares if not, when will they become identical?: Yes, the shares rank pari passu with the existing shares
20	Details of listing fees, if payable : NA

(*) Total paid up capital after this issue: 166,448,444 i.e. Rs. 832,242,220 (difference of 200 due to forfeited shares of Rs. 5/- each in September 1988 due to non-payment of allotment money.)